UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

GLOBAL ENERGY GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37941V 10 5

(CUSIP Number)

Cary Ross, Esq.
Trenam, Kemker, Scharf, Barkin,
Frye, O’Neill & Mullis, P.A.
101 E. Kennedy Blvd., #2700
Tampa, Florida 33602
813-223-7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. 37941V 10 5	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Peter E. Toomey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

	7	SOLE VOTING POWER
NUMBER OF		92,553
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		92,553

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,553

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 37941V 10 5	Page 3 of 6 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) is being filed with respect to the common stock (the “Common Stock”), $0.001 par value per share, of Global Energy Group, Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is located at 2346 Success Drive, Odessa, FL 33556.

Item 2. Identity and Background.

This statement is filed by Mr. Peter E. Toomey. Mr. Toomey’s business address is 2346 Success Drive, Odessa, FL 33556, and Mr. Toomey’s principal occupation is as Executive Vice President and Chief Financial Officer of Global at that address. During the last five years, Mr. Toomey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Toomey is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4. Purpose of Transaction.

See Item 5.

Item 5. Interest in Securities of the Issuer.

On March 30, 2002, three directors of Global Energy Group, Inc. resigned, leaving Mr. Richard E. Wiles as the Company’s sole director. Mr. Wiles in turn, appointed Mr. Joseph H. Richardson and Mr. Peter E. Toomey to fill the resulting vacancies on the board. Mr. Richardson simultaneously was appointed as the Company’s President, CEO and Chairman, and Mr. Toomey was appointed as the Company’s Executive Vice President and Chief Financial Officer.

The directors who resigned did so to permit the appointment of Mr. Richardson and Mr. Toomey as directors and officers of the Company. There was no disagreement between any resigning director and Global on any matter relating to the Company’s operations, policies or practices, and no resigning director furnished the Company with any information referring to any disagreement or requesting that any matter be disclosed.

Prior to his association with Global, Mr. Richardson was employed by Florida Progress Corporation for close to twenty-five years. Florida Progress Corporation was a NYSE-listed, Fortune-500 company. Throughout that period, Mr. Richardson served in a variety of positions at both Florida Progress and its principal subsidiary, Florida Power Corporation. Mr. Richardson served as President of Florida Power Corporation from April 1996 through November 2000, at which time both companies were acquired by Carolina Power & Light Company. Mr. Richardson earned a BA degree in Economics from Cornell University, and a J.D. degree from Florida State University.

SCHEDULE 13D

CUSIP No. 37941V 10 5	Page 4 of 6 Pages

Prior to his association with Global, Mr. Toomey was employed by Florida Progress Corporation for over sixteen years. Mr. Toomey served in a variety of financial positions at both Florida Progress and its subsidiaries. Mr. Toomey served as Vice President of Corporate Development at Florida Progress Corporation from April 1997 through November 2000, at which time that company was acquired by Carolina Power & Light Company. Mr. Toomey earned a BS degree in Economics from Florida State University and an MBA from the University of South Florida.

Also on March 30, 2002, Richard E. Wiles, a director and former President of the Company, Thomas H. Hebert, an officer of the Company, Eugene Cornett, a consultant and a former officer of the Company, and Dr. Neal S. Stubbs, the Company’s largest stockholder, executed an Irrevocable Proxy and Voting Agreement with Mr. Richardson, Mr. Toomey and Global to support a vote for the following items at the next annual meeting of the shareholders of the Company: (i) for an amendment of the Company’s Certificate of Incorporation and its Bylaws to establish and maintain a staggered Board of Directors, (ii) for the election of Mr. Richardson and Mr. Wiles to the class of Directors whose terms will expire in 2005, and Mr. Toomey to the class whose term will expire in 2004, and (iii) against any action or agreement that would remove either Mr. Richardson or Mr. Toomey as a Director, or would result in a termination of their Employment Agreements. The Proxy and Voting Agreement terminates upon the holding of Global’s annual meeting of shareholders in 2002, at which these matters are to be voted upon. The following table sets forth the number of shares of the Company’s common stock beneficially owned by each such person.

NUMBER OF SHARES OF
NAME AND ADDRESS	COMMON STOCK		PERCENTAGE OF
OF BENEFICIAL OWNER	BENEFICIALLY OWNED		OWNERSHIP

Joseph H. Richardson	185,106	(1)	1.41%

Peter E. Toomey	92,553	(1)	*

Thomas H. Hebert	1,612,450		12.25%

Richard E. Wiles	1,784,798		13.56%

Eugene Cornett	1,786,467		13.57%

27110 Coral Springs Drive

Wesley Chapel, FL 33543

Dr. Neal S. Stubbs	3,381,373		25.68%

928 Oakfield Drive

Brandon, FL 33551

Robert J. Smith	692,000		5.26%

3865 Turtle Hatch Road

Springfield, MO 65809

*	less than 1%

(1)	Reflects shares covered by stock options. Such shares, though not yet issued, are deemed to be beneficially owned because the stock options either are currently exercisable or will become exercisable within 60 days to the extent of the numbers of shares shown.

Each party to the Proxy and Voting Agreement disclaims any beneficial ownership of any shares owned by any other party to the agreement, and the table above does not reflect, for any such party, beneficial ownership of the shares of any other such party. If each party to the agreement were deemed to beneficially own the shares owned by each other party, then each such party would thereby be deemed to own approximately 66% of the Company’s outstanding Common Stock.

SCHEDULE 13D

CUSIP No. 37941V 10 5	Page 5 of 6 Pages

In addition to the foregoing, on March 30, 2002, the Company entered into employment agreements with Mr. Richardson and Mr. Toomey. Under these agreements, each individual is employed for a period of three years, with automatic annual renewals. Key provisions of the agreements include:

•     Mr. Richardson’s base salary will be $125,000, $150,000 and $175,000 for the first, second and third years, respectively;

•     Mr. Toomey’s base salary will be $100,000, $125,000 and $150,000 for the first, second and third years, respectively;

•     The agreements may be terminated by the Company, either with good cause (as defined in the agreements) or without good cause (as defined in the agreements). Terminations without good cause would require payment of accrued compensation and benefits plus a lump-sum severance payment amounting to compensation that otherwise would be earned through the end of the then current term;

•     Generally, a change in the positions, roles or responsibilities of Mr. Richardson or Mr. Toomey in a manner adverse to the employee would be deemed a termination without cause under the employment agreements;

•     Termination of employment within three years of a change in control of the Company would require payment of accrued compensation and benefits plus a lump-sum severance payment amounting to three years’ base salary plus bonus compensation;

•     Both employees are subject to certain non-competition and non-solicitation provisions.

Because the employment agreements could inhibit corporate actions that would result in a change in control, these agreements could have the effect of affording Mr. Richardson and Mr. Toomey control of the company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5.

Item 7. Material to Be Filed as Exhibits.

Exhibit no.	Description

10.1**	Employment agreement — Richardson

10.2**	Employment agreement — Toomey

10.5**	Proxy and Voting Agreement

**     Previously filed; incorporated by reference to the same-numbered exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, filed April 11, 2002, as the same may be subsequently amended.

SCHEDULE 13D

CUSIP No. 37941V 10 5	Page 6 of 6 Pages

SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2002.

/s/ Peter E. Toomey

Peter E. Toomey